CERENCE INC.

15 Wayside Road

Burlington, MA 01803

September 4, 2019

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs and Edwin Kim Division of Corporate Finance Office of Information Technologies and Services

Re:	Cerence Inc. Registration Statement on Form 10-12B Filed August 21, 2019 File No. 001-39030

Dear Ms. Jacobs and Mr. Kim:

Cerence Inc., a Delaware corporation formerly known as Cerence LLC (the “Company”), hereby submits in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2019. Amendment No. 1 updates the Registration Statement to include the proposed changes previously provided to the Staff of the Commission (the “Staff”) on August 30, 2019, further changes in response to oral comments received from the Staff as well as certain additional changes.

* * *

If you have any questions concerning the above, please do not hesitate to contact the undersigned at (781) 565-4792 or John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

Sincerely, /s/ Leanne Fitzgerald Leanne Fitzgerald Vice President and Secretary

cc:	Arthur Giterman, Chief Accounting Officer Nuance Communications, Inc.
John C. Kennedy Steven J. Williams David E. Sobel Paul, Weiss, Rifkind, Wharton & Garrison LLP